NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, AZ 85040

August 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nikola Corporation—Registration Statement – Form S-1
File No. 333-258103

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nikola Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-258103) (as amended, the “Registration Statement”) be declared effective on August 18, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

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Sincerely,

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

cc:	Stanley F. Pierson
Gabriella A. Lombardi